02 AUG 30 AM 9: 38

UFJ Holdings, Inc

82-5769

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	August 30, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	4 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

02049697

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

dlw 9/5

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 30, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

To Whom It May Concern:

August 30, 2002
UFJ Holdings, Inc.
UFJ Bank Limited
UFJ Card Co., Ltd.

Tender Offer for UFJ Card Co., Ltd
in order to Change Its Status into A Wholly Owned Subsidiary

We hereby give notice that UFJ Bank Limited, a wholly owned subsidiary bank of UFJ Holdings, Inc., decided to change the status of UFJ Card Co., Ltd into a wholly owned subsidiary through a tender offer.

1. Purpose of the Offer

   Through making UFJ Card, a UFJ Group's core card company, a wholly owned subsidiary, the UFJ Group will accelerate the implementation of the comprehensive financial strategies for Retail Business.

2. Outline of the Offer

   1) Acquiring Company

      Trade Name :UFJ Bank Limited
      Date of Establishment :December 9, 1933
      President :Masashi Teranishi
      Amount of Capital :843,582 million yen
      Principal Shareholder <Percentage of Ownership> (As of August 30, 2002)
      :UFJ Holdings, Inc. <100%>

   2) Target Company

      Trade Name :UFJ Card Co., Ltd.
      Date of Establishment :April 20, 1968
      President :Hiroya Nobuhara
      Amount of Capital :1,398 million yen
      Principal Shareholders <Percentage of Ownership>(As of August 30, 2002)
      :UFJ Bank Limited <15.67%>
      UFJ Capital Co., LTD <13.53%>

3) Class of Shares to Be Acquired: Common Stock
4) Period: From September 2, 2002 to September 24, 2002 (23 days)
5) Price: 860 yen per share
6) Total Number of Shares to Be Acquired: 22,048,000 shares
   (Note) The acquiring company will acquire all shares except for shares below one unit.
7) Movement of Shares Held by the Acquiring Company (UFJ Bank) and Its Affiliates in the Tender Offer

	Shares held before the tender offer	Shares held after the tender offer*
Acquiring Company (UFJ Bank)	4,097,220 (15.67%)**	26,145,220 (100.00%)**
Affiliates and Others	6,609,920 (25.26%)**	0 (0.00%)**
Total	10,707,140 (40.93%)**	26,145,220 (100.00%)**

*In case the acquiring company acquires all the targeted shares (22,0480,000 shares)
- Total outstanding shares of UFJ Card: 26,234,796 shares
**Percentage of Ownership

8) Date of Official Notice on the Start of the Tender Offer: September 2, 2002
9) Purchase Agent: UFJ Tsubasa Securities Co., Ltd.
10) Funds Required for Purchase: 18,961 million Yen

3. Consent of the Target Company

The target company's board of directors gave its full consent to the tender offer.

4. Impact on Earnings of UFJ Holdings

Concurrent with this announcement, there is no change to our forecasts of earnings for the current fiscal year, which have already been announced.